Exhibit 99.1

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of
	March 31, 2023	September 30, 2022
ASSETS
CURRENT ASSETS
Cash	$542,272	$840,861
Accounts receivable, net	9,260,407	6,784,307
Inventories, net	1,803,374	1,722,120
Advance to suppliers, net	7,644,920	4,091,990
Acquisition deposit	1,000,000	1,000,000
Prepaid expenses and other current assets	3,967,756	277,509
TOTAL CURRENT ASSETS	24,218,729	14,716,787

Property, plant and equipment, net	22,135,274	21,624,437
Intangible assets, net	373,751	366,167
Right-of-use lease assets, net	450,282	546,690
Deferred tax assets, net	29,023	2,768
TOTAL ASSETS	$47,207,059	$37,256,849

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$2,666,457	$2,424,587
Current portion of long-term loans	1,934,411	2,135,979
Accounts payable	324,240	214,585
Due to related parties	120,203	72,836
Taxes payable	1,676,714	1,239,708
Deferred revenue	989,027	188,745
Accrued expenses and other current liabilities	3,503,550	114,431
Finance lease liabilities, current	-	26,285
Operating lease liability, current	247,397	230,182
TOTAL CURRENT LIABILITIES	11,461,999	6,647,338

Long-term loans	30,336	189,813
Operating lease liability, noncurrent	212,955	327,202
TOTAL LIABILITIES	$11,705,290	$7,164,353

COMMITMENTS AND CONTINGENCIES
EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 11,146,226 and 8,396,226 shares issued and outstanding as of March 31, 2023 and September 30, 2022, respectively	1,115	840
Additional paid in capital	17,946,174	15,711,450
Statutory reserve	1,804,116	1,804,116
Retained earnings	16,796,529	14,676,769
Accumulated other comprehensive income	(1,559,550)	(2,631,171)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	34,988,384	29,562,004
Non-controlling interest	513,387	530,492
TOTAL SHAREHOLDERS’ EQUITY	35,501,771	30,092,496
TOTAL LIABILITIES AND EQUITY	$47,207,059	$37,256,849

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended March 31,
	2023	2022
REVENUE	$14,149,967	$13,688,400
COST OF REVENUE	(9,432,619)	(9,652,453)
GROSS PROFIT	4,717,348	4,035,947

OPERATING EXPENSES
Selling expenses	(136,164)	(83,970)
General and administrative expenses	(1,465,955)	(998,943)
Research and development expenses	(129,995)	(164,675)
Total operating expenses	(1,732,114)	(1,247,588)

INCOME FROM OPERATIONS	2,985,234	2,788,359

OTHER INCOME (EXPENSES)
Interest income	8,732	589
Interest expense	(178,557)	(277,764)
Unrealized foreign transaction exchange loss	8,452	(16,994)
Government subsidies	11,916	542,256
Income from short-term investments	-	12,419
Other income	(223,043)	43,532
Total other income, net	(372,501)	304,038

INCOME BEFORE INCOME TAX PROVISION	2,617,733	3,092,397

INCOME TAX PROVISION	(510,077)	(562,737)

NET INCOME	2,102,656	2,529,660
Less: net loss attributable to non-controlling interest	(17,104)	(19,018)
NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$2,119,760	$2,548,678

NET INCOME	2,102,656	2,529,660

OTHER COMPREHENSIVE INCOME
Total foreign currency translation adjustment	1,071,621	485,503
TOTAL COMPREHENSIVE INCOME	3,174,277	3,015,163
Less: comprehensive loss attributable to non-controlling interest	(17,104)	(21,314)
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$3,191,381	$3,036,477

EARNINGS PER SHARE
Basic	$0.24	$0.31
Diluted	$0.24	$0.30

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	8,918,309	8,350,381
Diluted	8,979,243	8,386,306

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(UNAUDITED)

	Common shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	reserve	earnings	loss	equity	interest	equity
Balance at September 30, 2021	8,330,000	$833	$15,540,433	$1,050,721	$9,192,676	$222,221	$26,006,884	$527,865	$26,534,749
Non-cash exercise of warrants	20,381	2	(2)	-	-	-	-	-	-
Amortization of share-based compensation	-	-	89,820	-	-	-	89,820	-	89,820
Net income (loss)	-	-	-	-	2,548,678	-	2,548,678	(19,018)	2,529,660
Foreign currency translation adjustment	-	-	-	-	-	487,799	487,799	(2,296)	485,503
Balance at March 31, 2022	8,350,381	$835	$15,630,251	$1,050,721	$11,741,354	$710,020	$29,133,181	$506,551	$29,639,732

Balance at September 30, 2022	8,396,226	$840	$15,711,450	$1,804,116	$14,676,769	$(2,631,171)	$29,562,004	$530,492	$30,092,496
Issuance of ordinary shares in initial public offerings, net	2,750,000	275	2,199,725	-	-	-	2,200,000	-	2,200,000
Amortization of stock options	-	-	35,000	-		-	35,000	-	35,000
Net income (loss)	-	--	-	-	2,119,760	-	2,119,760	(17,104)	2,102,656
Foreign currency translation adjustment	-	-		-	-	1,071,621	1,071,621	-	1,071,621

Balance at March 31, 2023	11,146,226	$1,115	$17,946,175	$1,804,116	$16,796,529	$(1,559,550)	$34,988,384	$513,387	$35,501,771

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended March 31,
	2023	2022
Cash flows from operating activities
Net income	$2,102,656	$2,529,660
Adjustments to reconcile net income to cash provided by operating activities
Allowance for doubtful accounts	-	187
Depreciation and amortization	282,888	112,945
Inventory reserve	105,314	-
Deferred income tax	(25,749)	(28)
Amortization of operating lease right-of-use assets	114,179	33,122
Amortization of stock options	35,000	89,820
Unrealized foreign currency exchange loss	(8,452)	16,994
Gain on disposal of property and equipment	-	(745)
Changes in operating assets and liabilities:
Accounts receivable	(2,198,450)	(1,265,109)
Inventories	(124,601)	(515,690)
Advance to suppliers, net	(3,353,433)	977,033
Prepaid expenses and other current assets	(3,595,458)	(38,795)
Accounts payable	100,386	165,741
Operating lease liabilities	(115,170)	(30,589)
Taxes payable	386,510	(1,806,543)
Deferred revenue	781,183	(440,032)
Accrued expenses and other current liabilities	3,335,205	41,452
Net cash used in operating activities	(2,177,992)	(130,577)

Cash flows from investing activities
Purchase of short-term investments	-	(3,678,199)
Proceeds upon redemption of short-term investments	-	5,273,186
Purchase of property and equipment	(15,131)	(10,231)
Proceeds from sales of property and equipment	-	1,659
Capital expenditures on construction-in-progress	(2,970)	(3,577,995)
Net cash used in investing activities	(18,101)	(1,991,580)

Cash flows from financing activities
Net proceeds from issuance of Ordinary Shares in initial public offerings	2,200,000	-
Proceeds from short-term loans	259,767	1,608,378
Proceeds from long-term loans	-	594,864
Repayment of short-term loans	(79,165)	(41,945)
Repayment of long-term loans	(437,412)	(339,343)
Proceeds from (repayment of) borrowings from related parties	(1,038)	91,965
Principal repayment of capital lease	(27,236)	(89,465)
Net cash provided by financing activities	1,914,916	1,824,454

Effect of changes of foreign exchange rates on cash	(17,412)	2,915
Net decrease in cash	(298,589)	(294,788)
Cash, beginning of period	840,861	1,903,867
Cash, end of period	$542,272	$1,609,079

Supplemental disclosure of cash flow information
Cash paid for interest expense	$178,557	$277,764
Cash paid for income tax	$500,251	$785,853
Supplemental disclosure of non-cash investing and financing activities
Amortization of share-based compensation for initial public offering services	$35,000	$89,820
Right-of-use assets obtained in exchange for operating lease obligations	$458,181	$-